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Mr. Matt Enlow <mrmattenlow@gmail.com>

Matt's New Project, Bad Feeling

14 messages

Mr. Matt Enlow <mrmattenlow@gmail.com> Tue, Oct 4, 2022 at 3:04 PM
To: Steven Clark <clarksteven772@yahoo.com>

Hi Steven!

How've you been? I hear you're back from France, ooh La La! You're coming to LA soon, right?

I'm reaching out, as I'm preparing to launch my new Wefunder campaign and I'd love your thoughts. I just heard from A24 that they love the script and want to stay in touch, so I'm especially jazzed. I've loved the project for a long time, and it's exhilarating to get it off the ground.

It's called *Bad Feeling*, a supernatural comedy about a shape-shifting monster that transforms into people's cringiest anxieties to terrorize the suburbs...It's that perfect mix of commercial sensibility, with heart, humor, laughs and deeply personal touches and style. I am so excited for it.

We've yet to launch the campaign, so I'm open to any notes you may have, and I'd love to hop on zoom to catch up and talk through your thoughts. Also, I've yet to create the incentives and thought your insight would be especially valuable there.

https://wefunder.com/bad.feeling/

Hit me back with any questions, I hope you're well!

--
Matt Enlow
@MrMattEnlow
www.MrMattEnlow.com
323.823.9151

Steven Clark <clarksteven772@yahoo.com> Thu, Oct 6, 2022 at 7:09 PM
To: "Mr. Matt Enlow" <mrmattenlow@gmail.com>

Hi Matt,

It's great to hear from you! Things are good with me. I was planning on being in LA soon but Vivian and Rachel have pushed back the filming of Seance until later in the fall.

I'd be happy to jump on a Zoom to catch up and talk about your new film. Sounds interesting. Let me know some times that would work for you.

Best,
Steven

Sent from Yahoo Mail for iPhone
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Mr. Matt Enlow <mrmattenlow@gmail.com> Fri, Oct 7, 2022 at 2:35 PM
To: Steven Clark <clarksteven772@yahoo.com>

Tremendous! I'm actually pretty open today if you're around and it's not too last minute?
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Steven Clark <clarksteven772@yahoo.com> Fri, Oct 7, 2022 at 2:52 PM
To: "Mr. Matt Enlow" <mrmattenlow@gmail.com>

Maybe. I'm going to check in with the family and grab some dinner, but could possibly talk after. I'll let you know shortly.

Sent from Yahoo Mail for iPhone

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Mr. Matt Enlow <mrmattenlow@gmail.com> Fri, Oct 7, 2022 at 3:00 PM
To: Steven Clark <clarksteven772@yahoo.com>

Perfect. I'm around, so no worries either way!
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Steven Clark <clarksteven772@yahoo.com> Fri, Oct 7, 2022 at 3:28 PM
To: "Mr. Matt Enlow" <mrmattenlow@gmail.com>

How about 4:00 pt?

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Mr. Matt Enlow <mrmattenlow@gmail.com> Fri, Oct 7, 2022 at 3:44 PM
To: Steven Clark <clarksteven772@yahoo.com>

Let's do it! I'll send a google invite asap
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Mr. Matt Enlow <mrmattenlow@gmail.com>
To: Steven Clark <clarksteven772@yahoo.com>

Fri, Oct 7, 2022 at 3:59 PM

Invite, coming in hot: meet.google.com/pzt-rxyr-ibs
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Mr. Matt Enlow <mrmattenlow@gmail.com>
To: Steven Clark <clarksteven772@yahoo.com>

Fri, Oct 7, 2022 at 8:51 PM

Steven!

So good to connect today. I've attached the lookbook, script and (as promised) selfie.

I'm looking forward to your notes on everything!

📄 **bad feeling deck v17 Look Book.pdf**
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2 attachments



IMG_4600.heic
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📄 **Bad Feeling_B2.1_clean.pdf**
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Steven Clark <clarksteven772@yahoo.com>
To: "Mr. Matt Enlow" <mrmattenlow@gmail.com>

Mon, Oct 10, 2022 at 1:45 PM

Great pic of a beautiful family!

Looking forward to reading the script.

Talk soon,
Steven

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Mr. Matt Enlow <mrmattenlow@gmail.com>   Thu, Oct 27, 2022 at 11:35 AM
To: Steven Clark <clarksteven772@yahoo.com>

Hey Steven!

Just circling back to keep you in the loop. After A24 expressed interest, I've been following up on that conversation, hence my delay on launching the weefunder. I'm talking with a handful of producers/agents/casting people to see about going out to talent, but the idea is still to run mostly in parallel, but I didn't want to rush a wefunder campaign in case it complicated things.

Have you had a chance to look at the script yet?

Hope you're doing well!

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Steven Clark <clarksteven772@yahoo.com>   Fri, Oct 28, 2022 at 5:02 PM
To: "Mr. Matt Enlow" <mrmattenlow@gmail.com>

Hey Matt,

It has been a busy week, but I finished reading the script while giving a midterm last night.

It's an impressive piece of writing! It's a very different type of screenplay from anything else I've read before. I found myself pausing at several points to try to visualize how the scenes would look. Lots of intricate visuals will need to be realized. Overall, I really like it!

I would put it in the genre with films like *Happy Death Day*, and *The Babysitter,* in which there is a rather sinister main plot, but lots of funny stuff along the way. There are moments when they seem like traditional horror, but for the most part are unmistakably comedies. *Bad Feeling* definitely seems like one of these, but maybe leans a bit more to the comedy side.

I will definitely have some questions and notes for you, but need to think through it some more.

Best,
Steven

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Mr. Matt Enlow <mrmattenlow@gmail.com>   Mon, Oct 31, 2022 at 6:08 AM
To: Steven Clark <clarksteven772@yahoo.com>

Awesome news, I'm glad you're liking it! I'm definitely having fun mixing the two genres, but almost always with the intention of subverting the horror genre to get a laugh, and maybe even get at something deeper ;)

Looking forward to your notes!

Mr. Matt Enlow <mrmattenlow@gmail.com>   Tue, Feb 28, 2023 at 10:43 AM
Draft To: Steven Clark <clarksteven772@yahoo.com>

Hey Steven,

It's been a minute since we touched base -- as you know, filmmaking is a hurry-up-and-wait scenario sometimes. The good news is I've signed on a pair of producers who'll be key in bringing this project to life, Rachel Olson and Brooke Pobjoy, pals from my previous life at Comedy Central. Rachel was a development exec and Brooke a manager, and as a duo their connections to talent are incredible!

Anyway, I've put the finishing touches on the wefunder campaign, and would love any final tweaks you may have if you have a second to spare? As a seasoned wefunder investor, I really value your feedback and insight.

https://wefunder.com/badfeeling/